Industrias Bachoco Announces Fourth Quarter And Full Year 2013 Results

CELAYA, Mexico, Feb. 6, 2014 /PRNewswire/ -- Industrias Bachoco, S.A.B. de C.V., "Bachoco" or "the Company" (NYSE: IBA; BMV: Bachoco) announced today its unaudited results for the fourth quarter ("4Q13") and full year 2013 results ("FY13") ended December 31, 2013. All figures have been prepared in accordance with International Financial Reporting Standard ("IFRS"), and are presented in nominal million Mexican Pesos ("$").

HIGHLIGHTS- 2013 vs 2012

  Bachoco achieved record net sales, up 0.9% in FY13.
  EBITDA reached a historic high of $3,935.9 million for FY13, with a 9.9% EBITDA margin.
  Net income reached $3.18 pesos per share for FY13.

CEO COMMENTS

Mr. Rodolfo Ramos Arvizu, Chief Executive Officer of Bachoco, stated: "The fourth quarter began with a weak prices scenario in our main business lines, mostly in chicken sales, due to oversupply conditions; however, by the close of the quarter, chicken prices improved due to increased consumption stemming from the Holiday Season. This effect was partially offset by more stable production costs, with positive operating results for the quarter.

The balance for the full year of 2013 was positive, and we were able to achieve efficiencies in key processes, while maintaining a continuous supply to our customers; at the same time we kept solid finances across throughout the entire year and reached historical EBITDA levels.

During the year we faced several challenges along the way, the most significant was the outbreak of avian flu that, for several months, was affecting some facilities located in the central region of Mexico. This situation tested our potential of response; and the result was positive as we were able to quickly recover to our normal production levels, proving that we are a strong Company, not only on our Balance Sheet but also in our operations and processes, all during which we assured the constant supply of products to our customers.

Lastly, throughout all of 2013, we maintained a solid financial structure. Our Company remains a leader of the poultry industry in Mexico and an important player worldwide, with a solid and trusted brand."

EXECUTIVE SUMMARY

The following financial information is expressed in millions of nominal pesos, except for amounts per share or per ADR, with comparative figures for the same period in 2012.

QUARTER			YEAR
In millions of pesos	4Q13	4Q12	Var.	2013	2012	Var.
Net sales	9,738.3	10,705.3	-9.0%	39,710.7	39,348.1	0.9%
Net sales Mexico	7,665.5	8,507.3	-9.9%	31,193.3	31,228.9	-0.1%
Net sales in the U.S.	2,072.8	2,198.0	-5.7%	8,517.4	8,119.2	4.9%
Cost of sales	8,524.1	9,135.0	-6.7%	33,229.3	33,307.0	-0.2%
Gross profit	1,214.3	1,570.4	-22.7%	6,481.4	6,041.1	7.3%
SG&A	924.3	872.6	5.9%	3,373.0	3,371.9	0.0%
Other income (expense)	-34.1	-46.8	-27.1%	-2.5	-34.9	-92.9%
Net profit	-452.5	554.2	-181.6%	1,910.4	2,184.6	-12.5%
Weighted average Shares	600,000	599,885		599,993	598,960
EBITDA	582.7	864.5	-32.6%	3,935.9	3,466.6	13.5%
EBITDA margin	6.0%	8.1%		9.9%	8.8%

NET SALES

The Company's 4Q13 net sales totaled $9,738.3 million, 9.0% below the $10,705.3 million reported in 4Q12. This mainly resulted from a reduction in prices across the Company's main business lines; this result was partially offset by a 3.7% increase in chicken volume sold.

In 4Q13, sales of our U.S. operations represented 21.3% of total sales, compared with 20.5% in 4Q12.

Total sales for the 2013 increased slightly, by 0.9% when compared with 2012, mainly due to better prices in our main product lines, partially offset by lower volume sold during the second and third quarters of 2013.

GROSS PROFIT

Cost of sales totaled $8,524.1 million, 6.7% lower than $9,135.0 million reported in 2012, the decrease in cost of sales is mainly attributed to lower volume sold and more stable raw material costs.

As a result, the Company reached a gross profit of $1,214.3 million and a gross margin of 12.5% in 4Q13, compared to a gross profit of $1,570.4 million, and a gross margin of 14.7% in 4Q12.

Meanwhile, gross profit for 2013 was $6,481.4, or a 16.3% gross margin, 8.2% higher than $6,049.2 million and a 15.4% gross margin reached in 2012.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES ("SG&A")

Total SG&A expenses in 4Q13 totaled $924.3 million, 5.9% more than the $872.6 million reported 4Q12. Total SG&A expenses as a percentage of net sales represented 9.5% and 8.2%, respectively.

Meanwhile, total SG&A expenses in 2013 totaled $3,373.0 million, practically the same level than the $3,396.7 million reported in 2012. This represented 8.5% and 8.6% over sales in 2013 and 2012, respectively.

OPERATING INCOME

Operating income in 4Q13 totaled $290.0 million, which represents an operating margin of 2.6%, compared with $697.8 million of income and 6.1% margin reported in 4Q12; the decrease in the operating income is mainly attributed to lower gross profit, resulting from low net sales in 4Q13.

In 2013, operating income was $3,108.4 million, representing an operating margin of 7.8%, compared with $2,652.6 million of income and a 6.7% margin reported in the same period of 2012. 2013 as a whole reflected a positive performance by the Company when compared to 2012.

EBITDA

EBITDA in 4Q13 reached $582.7 million, representing an EBITDA margin of 6.0%, compared to EBITDA of $864.5 million in 4Q12, with an EBITDA margin of 8.1%.

Meanwhile EBITDA for 2013 totaled $3,935.9 million, or 9.9% of margin, compared with EBITDA of $3,466.6 million or 8.8% EBITDA margin in the same period of 2012.

The following chart shows reconciliation of EBITDA and adjusted EBITDA to consolidated net income.

	FOURTH QUARTER		FULL YEAR
	As of Dec 31,		As of Dec 31,
In millions of pesos	2013	2012	2013	2012
Net income	(452.5)	554.2	1,910.4	2,184.6
Income tax expense (benefit)	709.2	140.4	1,304.6	602.0
Share of results in associates	0.1	2.8	3.5	7.2
Net finance (income) expense	(0.9)	(46.5)	(112.6)	(165.0)
Depreciation and amortization	326.8	213.5	830.0	837.8
EBITDA RESULT	582.7	864.5	3,935.9	3,466.6
EBITDA Margin	6.0%	8.1%	9.9%	8.8%
Other expense (income) net	34.1	46.8	2.5	23.8
Adjusted EBITDA result	616.8	911.3	3,938.4	3,490.4
Adjusted EBITDA Margin	6.3%	8.5%	9.9%	8.9%
Net revenues	9,738.3	10,705.3	39,710.7	39,367.4

NET FINANCING INCOME

In 4Q13, the Company reported net financing income of $0.9 million, compared to income of $46.5 million reported in the same period of 2012. These amounts are mainly attributed to higher interest income and exchange rate gains, partially compensated by larger financial expenses.

Net finance income for 2013 totaled $112.6 million, compared with income of $165.0 million in 2012. Due to strong cash and investment levels, the Company has reported net financing income in both years.

TOTAL TAXES

Industrias Bachoco and all of its subsidiaries file separate income tax returns. In this regard, Bachoco, S.A. de C.V., the Company's main subsidiary, is subject to the simplified regime. This simplified regime is applicable to agriculture, cattle-raising and fishing, among others, and until December 31, 2013 was subject to a preferred tax rate of 21% instead of a general tax rate which is 30%.

As a result of the Mexican Tax Reform approved in 2013, and applicable from January 1, 2014, the preferred rate of 21% to the Simplified Regime has been phased out, and now the Company is subject to the general rate of 30%. Consequently, in 4Q13, the Company recognized an extraordinary one-time charge as a result of the tax rate change. This amount totaled $668.1 million and will not affect the Company's cash flow.

Total taxes were $709.2 million in 4Q13 and $1,304.6 million in FY13. These amounts include the charge described above.

NET INCOME

For 4Q13 the Company recorded a net loss of $452.5 million, representing a net loss of $0.75 pesos per share, or net loss of $9.05 pesos per ADR; compared with a net income of $554.2 million, which represented $0.92 pesos of net income per share or $11.09 pesos per ADR reported in 4Q12. This variation is mainly attributed to the extraordinary tax charges.

Net income for year 2013 totaled $1,910.4 million, or $3.18 and $38.20 pesos per share and per ADR respectively, compared to net income of $2,184.6 million or $3.65 or $43.80 pesos per share and per ADR in 2012.

BALANCE SHEET DATA

Cash and equivalents as of December 31, 2013, totaled $7,714.5 million compared to $5,141.5 million reported as of December 31, 2012.

As of December 31, 2013, total debt was $2,075.5 million compared to $2,723.7 million reported as of December 31, 2012.

Net debt was negative $5,639.1 million as of December 31, 2013, compared with a negative net debt of $2,417.9 million as of December 31, 2012.

CAPITAL EXPENDITURES

Total CAPEX was $322.5 million in 4Q13 and $741.9 million for FY13. CAPEX was mainly allocated toward productivity projects and maintenance.

STOCK INFORMATION

As of December 31, 2013
Total Shares		600,000,000
Total free float		26.75%
Total shares in treasury		0
Market cap (millions)		$26,496
	BMV	NYSE
	Bachoco	IBA
Closing price	$ 44.16	US$ 40.20
Maximum closing price in 2013	$ 45.25	US$ 43.08
Minimum closing price in 2013	$ 28.80	US$ 27.02
Stock price yield in 2013	46.6%	42.2%

ANALYST COVERAGE

INSTITUTION	ANALYST	CONTACT INFO
GBM	Miguel Mayorga	mmayorga@gbm.com.mx
BBVA Bancomer	Fernando Olvera	fernando.olvera@bbva.com
Actinver	Gustavo Teran Eduardo Fonseca	gteran@actinver.com.mx efonseca@actinver.com.mx

RECENT RELEASES

  On December 9, 2013, the Company announced that it was notified by the Underwriting Trust, which has members of the founding family as beneficiaries, that such trust sold 9.5% of its shares; this transaction was carried out through the Mexican Stock Exchange at the market price. As a result of this transaction, the Company's free float increased to 26.75% over the total shares outstanding.
  On December 6, 2013, during the Company's Shareholder Meeting the Board of Directors approved an extraordinary cash dividend payment of $1.00 peso (ONE PESO) per share outstanding or $12.00 pesos (TWELVE PESOS) per ADR. The payment was made on December 23, 2013.

APPENDICES

For reference, some figures have been translated into millions of U.S. dollars ("USD") using an exchange rate of Ps. 13.09 per USD$1.0, which corresponds to the rate at the close of December 31, 2013, according to Mexico's National Bank.

  Consolidated Statement of Financial Position
  Consolidated Statement of Income
  Consolidated Statement of Cash Flows
  Derivatives Position Report

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

-Unaudited-
	As of December 31:
In million pesos	2013	U.S. Dollar	2012*
TOTAL ASSETS	28,820.5	2,201.7	28,040.2
Total current assets	14,626.4	1,117.4	14,381.8
Cash and cash equivalents	7,714.5	589.3	5,141.5
Total accounts receivable	2,394.5	182.9	2,220.6
Inventories	4,130.0	315.5	6,096.3
Other current assets	387.4	29.6	923.3
Net property, plant and equipment	11,625.5	888.1	11,949.5
Other Assets	2,568.6	196.2	1,708.9
TOTAL LIABILITIES	8,754.5	668.8	8,951.5
Total current liabilities	4,466.6	341.2	4,730.3
Notes payable to banks	565.3	43.2	1,197.1
Accounts payable	2,817.9	215.3	3,445.2
Other taxes payable and other accruals	1,083.5	82.8	88.0
Total long-term liabilities	4,287.8	327.6	4,221.2
Long-term debt	1,510.2	115.4	1,526.6
Other non current liabilities	136.1	10.4	96.6
Deferred income taxes	2,641.5	201.8	2,597.9
TOTAL STOCKHOLDERS' EQUITY	20,066.0	1,529.9	19,088.7
Capital stock	1,174.4	89.7	1,174.4
Commission in shares issued	399.6	30.5	399.6
Repurchased shares	99.6	7.6	-
Retained earnings	17,293.1	1,321.1	17,470.7
Others accounts	1,059.0	80.9	-
Non controlling interest	40.2	3.1	43.9
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	28,820.5	2,201.7	28,040.2
*Audited

CONSOLIDATED STATEMENT OF INCOME

FOURTH QUARTER RESULTS
-Unaudited-	As of December 31:
				U.S. Dollar (1)
In millions pesos	2013	2012	Var.	2013
Net revenues	9,738.3	10,705.3	-9.0%	744.0
Cost of sales	8,524.1	9,135.0	-6.7%	651.2
Gross profit	1,214.3	1,570.4	-22.7%	92.8
Selling, general and administrative expenses	924.3	872.6	5.9%	70.6
Other income (expenses), net	(34.1)	(46.8)	-27.1%	(2.6)
Operating income	255.9	650.9	-60.7%	19.5
Net finance income	0.9	46.5	-98.0%	0.1
Income tax	709.2	140.4	405.1%	54.2
Non-controlling interest	(0.1)	(2.8)	-97.8%	(0.0)
Net controlling interest profit	(452.5)	554.2	-181.6%	(34.6)
Basic and diluted earnings per share	(0.75)	0.92	-181.6%	(0.8)
Basic and diluted earnings per ADR	(9.05)	11.09	-181.6%	(9.1)
Weighted average Shares outstanding (thousands)	600,000	599,885	0.0%	600,000
EBITDA Result	582.7	864.5	-32.6%	44.5
EBITDA margin	6.0%	8.1%		6.0%
Gross margin	12.5%	14.7%		12.5%
Operating margin	2.6%	6.1%		2.6%
Net margin	-4.6%	5.2%		-4.6%

ANNUAL RESULTS
-Unaudited-	As of December 31:
				U.S. Dollar (1)
In millions pesos	2013	2012	Var.	2013
Net revenues	39,710.7	39,367.4	0.9%	3,033.7
Cost of sales	33,229.3	33,318.2	-0.3%	2,538.5
Gross profit	6,481.4	6,049.2	7.1%	495.1
Selling, general and administrative expenses	3,373.0	3,396.7	-0.7%	257.7
Other income (expenses), net	(2.5)	(23.8)	-89.6%	(0.2)
Operating income	3,105.9	2,628.8	18.2%	237.3
Net finance income	112.6	165.0	-31.8%	8.6
Income tax	1,304.6	602.0	116.7%	99.7
Non-controlling interest	(3.5)	(7.2)	-51.8%	(0.3)
Net controlling interestprofit	1,910.4	2,184.6	-12.5%	145.9
Basic and diluted earnings per share	3.18	3.65	-12.7%	3.2
Basic and diluted earnings per ADR	38.21	43.77	-12.7%	38.2
Weighted average Shares outstanding (thousands)	599,993	598,960		599,993
EBITDA Result	3,935.9	3,466.6	13.5%	300.7
EBITDA margin	9.9%	8.8%		9.9%
Gross margin	16.3%	15.4%		16.3%
Operating margin	7.8%	6.7%		7.8%
Net margin	4.8%	5.5%		4.8%

CONSOLIDATED STATEMENT OF CASH FLOWS

-Unaudited-
	As of December 31:
			U.S. Dollar
In million of pesos	2013	2012*	2013
NET MAJORITY INCOME BEFORE INCOME TAX	3,215.0	2,786.6	245.6
ITEMS THAT DO NOT REQUIRE CASH:	-	-	-
ITEMS RELATING TO INVESTING ACTIVITIES:	972.5	947.3	74.3
Depreciation and others	830.0	837.8	63.4
Income (loss) on sale of plant and equipment	142.5	109.5	10.9
Other Items	-	-	-
ITEMS RELATING TO FINANCING ACTIVITIES:	170.4	(1,161.5)	13.0
Interest income (expense)	170.4	105.0	13.0
Other Items	-	(1,266.5)	-
NET CASH GENERATED FROM NET INCOME BEFORE TAXES	4,357.9	2,572.4	332.9
CASH GENERATED OR USED IN THE OPERATION:	2,148.2	(724.4)	164.1
Decrease (increase) in accounts receivable	74.6	14.5	5.7
Decrease (increase) in inventories	2,048.3	(1,267.5)	156.5
Decrease (increase) in accounts payable	(108.0)	532.0	(8.2)
Decrease (increase) in other liabilities	133.3	(3.4)	10.2
NET CASH FLOW FROM OPERATING ACTIVITIES	6,506.2	1,848.0	497.0
NET CASH FLOW FROM INVESTING ACTIVITIES	(1,051.4)	1,113.5	(80.3)
Acquisition of property, plant and equipment	(741.9)	-	(56.7)
Proceeds from sales of property plant and equipment	56.8	81.6	4.3
Other Items	(366.3)	1,031.9	(28.0)
CASH FLOW SURPLUS (REQUIREMENTS OF) TO BE USED IN			-
FINANCING ACTIVITIES	5,454.8	2,961.5	416.7
Net cash provided by financing activities:	(739.9)	(962.2)	(56.5)
Proceeds from loans	938.0	1,569.8	71.7
Principal payments on loans	(1,605.1)	(2,130.8)	(122.6)
Dividends paid	(600.0)	(299.7)	(45.8)
Other items	527.3	(101.5)	40.3
Net increase (decrease) in cash and equivalents	2,576.5	2,515.8	196.8
Cash and investments at the beginning of year	5,138.1	2,625.7	392.5
CASH AND INVESTMENTS AT END OF PERIOD	7,714.5	5,141.5	589.3

DERIVATIVES POSITION REPORT

Thousands of Mexican Pesos, as of December 31, 2013
TYPE OF FINANCIAL INSTRUMENT	OBJETIVE	NOTIONAL	VALUE OF THE RELATED COMMODITY				REASONABLE VALUE		AMOUNTS DUE BY YEAR	GUARANTIES REQUIRED
			4Q-2013		3Q-2013		4Q-2013	3Q-2013
Forwards y Knock Out Forwards.	Hedge and Negotiation	$ -	$ 13.09		$ 13.15		$ -	$ 195.00	2013	The deals consider the possibility of margin calls but not another kind of guarantee
Futures for Corn, Soybean Meal ans Soy Oil.	Hedge	$ 13,841.00	CORN		CORN		$ -372	$-8,008.59	all amounts in 2014
			In USD per Bushel		In USD per Bushel
			Month	Price	Month	Price
			Dec-2013	$ -	Dec-2013	$ 4.4150
			Mar-2014	$ 4.2200	Mar-2014	$ 4.5450
			May-2014	$ -	May-2014	$ 4.6225
			Jul-2014	$ -	Jul-2014	$ 4.6900
			Sep-1014	$ -	Sep-1014	$ 4.7375
			Dec-2014	$ -	Dec-2014	$ 4.8100
			SOYBEAN MEAL		SOYBEAN MEAL
			In USD per ton		In USD per ton
			Month	Price	Month	Price
			Dec-2013	$ -	Dec-2013	$ 405.40
			Jan-2014	$ -	Jan-2014	$ 403.30
			Mar-2014	$ -	Mar-2014	$ 394.50
			May-2014	$ -	May-2014	$ 385.40
			Jul-2014	$ -	Jul-2014	$ 382.20
			Ago-2014	$ -	Ago-2014	$ 376.90
			Sep-2014	$ -	Sep-2014	$ 365.60
			Oct-2014	$ -	Oct-2014	$ 348.40
			Dec-2014	$ -	Dec-2014	$ 345.40
			SOY OIL		SOY OIL
			En UScents per pound		En UScents per pound
			Month	Price	Month	Price
			Dec-2013	$ -	Dec-2013	$ 41.10
			Jan-2014	$ -	Jan-2014	$ 41.40
			Mar-2014	$ 39.13	Mar-2014	$ 41.71

Options of Corn	Hedge and Negotiation	$ -	CORN		CORN		$ -	$ 773.22
			In USD per Bushel		In USD per Bushel
			Month	Price	Month	Price
			Dec-2013	$ -	Dec-2013	$ 4.42
Options of Soy Oil	Hedge and Negotiation	$ -	SOY OIL		SOY OIL		$ -	$ 195.00	all amounts in 2014
			En UScents per pound		En UScents per pound
			Month	Price	Month	Price
			Mar-2014	$ 39.13	Mar-2014	$ -
NOTES:
-The total financial instruments not exceed 5% of total assets as of December 31, 2013.
-A negative value means an unfavorable effect for the Company.
-The notional value represents the net position as of December 31, 2013 at the exchange rate of Ps.13.09 per one dolar.

DERIVATIVES POSITION REPORT

Fourth Quarter 2013
Thousands of Mexican Pesos, as of December 31, 2013								PROBABLE SCENARIO
TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE	VALUE OF THE RELATED COMMODITY			EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW(3)
Reference Value
		-2.5%	2.5%	5.0%		-2.5%	2.5%	5.0%
Forwards and Knock Out Forwards (1)	$ -	$ 12.76	$ 13.42	$ 13.74	Direct	$ -	$ -	$ -
		-5%	5%	10%		-5%	5%	10%
Futures of Corn: (2)	-$ 372	$ 4.009	$ 4.431	$ 4.642	The effect will materialize as the inventory is consumed	-$ 1,064	$ 320	$ 1,012
Futures of Soybean Meal: (2)		$ -	$ -	$ -
Futures for Soy Oil (2)		$ 37.17	$ 41.09	$ 43.04
Options for Corn (2)	$ -					-$ 143.45	$ -	$ -
Opciones de Aceite de Soya	$ -	$ 37.17	$ 41.09	$ 43.04		-$ 143	$ -	$ -
Notes:
(1)The reference value is the exchange rate of Ps. $13.09 per USD as of December 31, 2013.
(2)The reference value is the Futures of corn and soybean meal for march 2014: $4.22 USD/bushel and $39.13 cents/pounds respectively.
(3)The Company has credit lines with the majority of its counterparts, so that the effect in cash flow is lower than the amount shown.
-A negative value means an unfavorable effect for the Company.

CONFERENCE CALL INFORMATION

The Company will host its fourth quarter and full year 2013 earnings call, on Friday, February 7, 2014. The earnings call will take place at 10:00 am Central Time (11:00 am ET).

To participate in the earnings call, please register at: https://www.yourconferencecenter.com/confcenter/PinCode/Pin_Code.aspx?100374&o=UcoQAfjbbNQlan

Or visit the following link to have access the webcast: http://www.media-server.com/m/p/m8numc5k

A transcript of the earnings call will be available the day after the call on the Company's website www.bachoco.com.mx/inversionistas/

COMPANY DESCRIPTION

Industrias Bachoco is the leader in the Mexican poultry industry, and one of the largest poultry producers globally. The Company was founded in 1952, and became a public company in 1997, via a public offering of shares on the Mexican and The New York Stock Exchange. Bachoco is a vertically integrated company headquartered in Celaya, Guanajuato located in Central Mexico. Its main business lines are: chicken, eggs, balanced feed, swine, and turkey and beef value-added products. Bachoco owns and manages more than a thousand facilities, organized in nine production complexes and 64 distribution centers in Mexico, and a production complex in the United States. Currently the Company employs more than 25,000 people.

The Company is rated AA+ (MEX), representing high credit quality by Fitch Mexico, S.A. de C.V., and HR AA+ which signals that the Company and the offering both have high credit quality by HR Ratings de Mexico S.A. de C.V.

DISCLAIMER

The document contains certain information that could be considered forward looking statements concerning anticipated future events and performance of the Company. The statements reflect management's current beliefs based on information currently available and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in our Annual Information Form, which could cause our actual results to differ materially from the forward-looking statements contained in this document. Those risks and uncertainties include risks associated with ownership in the poultry industry, competition for investments within the poultry industry, shareholder liability, governmental regulation, and environmental matters. As a result, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law, Industrias Bachoco, S.A.B. de C.V., undertakes no obligation to publicly update or revise any forward-looking statement.

CONTACT: Media Contact: IR Contact, Claudia Cabrera, IRO, Industrias Bachoco, +011-52-461-618-3555, inversionistas@bachoco.net